U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

AnPac Bio-Medical Science Co., Ltd. (the “Company”) has received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated September 9, 2022, notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market because of the Company’s failure to regain compliance with the $1 per share bid price requirement of Listed Securities required for continued listing as set forth in Listing Rule 5450(a)(1) (the “$1 Bid Rule”).

Pursuant to the Letter, unless the Company requests an appeal of the Letter, trading of the Company’s American Depositary Shares will be suspended at the opening of business on September 20, 2022, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”) to remove the Company’s securities from listing and registration on the Nasdaq Stock Market. The Company has the option to appeal the delisting determination and intends to do so.

The Company intends to appeal the Staff’s determination to a Hearings Panel (the “Panel”). Such a request will allow the Company’s American Depositary Shares to continue to be traded (listed) pending the Panel’s decision.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 12, 2022

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.

By:	/s/ Dr. Chris Chang Yu
	Name:	Dr. Chris Chang Yu
	Title:	Co-Chairman of the Board of Directors and Co-Chief Executive Officer

Dated: September 13, 2022